JOEL C. SHAPIRO, ESQUIRE (JS7291)
ROCCO A. CAVALIERE (RC8686)
BLANK ROME LLP
One Logan Square
Philadelphia, PA 19103
(215)569-5500
Attorneys for the Debtors/Debtors-in-Possession

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF NEW JERSEY

In re: SHOWTIME ENTERPRISES, INC. and SHOWTIME ENTERPRISES WEST, INC. Debtors	Case No. 05-11089 - 05-11090 (JHW) (jointly administered) Chapter 11

ORDER PURSUANT TO SECTIONS 105(a), 363 AND 365 OF THE BANKRUPTCY CODE AND RULES 2002, 6004 AND 6006 OF THE FEDERAL RULES OF BANKRUPTCY PROCEDURE: (I) AUTHORIZING AND APPROVING THE TERMS OF THE ASSET SALE, TO SPARKS EXHIBITS & ENVIRONMENTS CORP.AND (II) AUTHORIZING CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREIN INCLUDING THE ASSUMPTION AND ASSIGNMENT OF CERTAIN SPECIFIED EXECUTORY CONTRACTS AND UNEXPIRED LEASES AND <u>THE ASSUMPTION OF CERTAIN SPECIFIED LIABILITIES</u>

The relief requested on pages two (2) through fifteen (15) of this Order is hereby ORDERED:

3/4/05

[signature]

Upon the motion, dated January 12, 2005 (the "Motion"), of the above-captioned debtors (the "Debtors"), for, among other things, entry of orders approving, among other things: (a)(i) certain bid protections, including a Termination Fee and Termination Costs, bidding procedures and overbid requirements (collectively, the "Bidding Procedures"), and (ii) the form and manner of notice with respect to such procedures and the hearing to consider entry of this Order (the "Sale Order"); and (b) the Sale Order pursuant to sections 105(a), 363 and 365 of title 11 of the United States Code (the "Bankruptcy Code") and Rules 2002, 6004 and 6006 of the Federal Rules of Bankruptcy Procedure (the "Bankruptcy Rules") (i) authorizing and approving the Asset Purchase Agreement (the "Purchase Agreement")[1] by and among Sparks Exhibits & Environments Corp. ("Buyer"), dated January 11, 2005 (a copy of which was annexed to the Motion), providing for the sale by Debtors to Buyer of the Purchased Assets and the assumption by Buyer of the Assigned Contracts and Assumed Obligation and (ii) authorizing the consummation of the transactions contemplated therein (the "Transaction" or "Transactions"); and this Court having entered an order on January 31, 2005 (Docket No. 75; the "Bidding Procedures Order" or "BPO") approving, among other things, the Bidding Procedures with respect to, and notice of, the Transaction; and the Auction having been conducted in accordance with the Bidding Procedures Order; and having determined that Buyer has submitted the highest or otherwise best bid for the Purchased Assets, Assigned Contracts, Leases and Assumed Liabilities; and a hearing having been held on March 4, 2005 (the "Sale Hearing") to consider approval of the sale of the Purchased Assets to Buyer (as well as the assumption by Buyer of the Assigned Contracts and Assumed Liabilities) pursuant to the terms and conditions of the

[1] Capitalized terms used but not defined herein have the meanings ascribed to them in the Motion or the Purchase Agreement, as the case may be.

Purchase Agreement; and adequate and sufficient notice of the Bidding Procedures, the Purchase Agreement and the Transaction and proposed form of this Sale Order having been given to all parties in interest in these cases; and all such parties having been afforded an opportunity to be heard with respect to the Motion and all relief requested therein; and the Court having reviewed and considered: (i) the Motion; (ii) the objections thereto; and (iii) the arguments of counsel made, and the evidence proffered or adduced, at the Sale Hearing; and after due deliberation thereon; and good and sufficient cause appearing therefor, it hereby is

FOUND AND DETERMINED THAT: [2]

A. This Court has jurisdiction over the Motion under 28 U.S.C. §§ 157 and 1334, and this matter is a core proceeding under 28 U.S.C. § 157(b)(2)(A) and (N).

B. The statutory predicates for the relief sought in the Motion are sections 105(a), 363 and 365 of the Bankruptcy Code.

C. This Court entered the Bidding Procedures Order on January 31, 2005.

D. As evidenced by the certifications of service and publication filed with this Court and based on representations of counsel at the Sale Hearing, due, proper, timely, adequate and sufficient notice of the Motion, the Sale Hearing, the Transaction, the Bidding Procedures Order, the Bidding Procedures Notice, the Auction, has been provided in accordance with Bankruptcy Code sections 102(1), 105(a), 363 and 365 and Bankruptcy Rules 2002, 6004 and 6006, and in compliance with the Bidding Procedures and the Purchase Agreement, and no other or further notice is or shall be required.

E. A reasonable opportunity to object and be heard with respect to the Motion and the relief requested therein has been afforded to all interested persons and entities.

---

[2] Findings of fact shall be construed as conclusions of law and conclusions of law shall be construed as findings of act when appropriate. See Fed. R. Bankr. P. 7052.

F. No consents or approvals are required for Debtors to consummate the Transaction other than the consent and approval of this Court and those set forth in the Purchase Agreement. Neither the execution of the Purchase Agreement nor the consummation of the Transaction in accordance with its terms will constitute a violation of any provision of Debtors' organization documents or any other instrument, law, regulation or ordinance by which Debtors are bound.

G. The procedures established by the Bidding Procedures Order have been complied with in all material respects by Debtors and Buyer.

H. Debtors are the legal and equitable owners of the Purchased Assets and, upon entry of this Sale Order, Debtors shall have full authority to consummate the Transaction contemplated by the Purchase Agreement. The Purchase Agreement and the Transaction have been duly and validly authorized by all necessary corporate action, as the case may be, of Debtors.

I. Approval of the Purchase Agreement and consummation of the Transaction on the terms set forth in this Order is in the best interests of Debtors, the estates, creditors and other parties in interest. Debtors have articulated a good and sufficient business justification supporting the sale of the Purchased Assets to Buyer, pursuant to sections 363 and 365 of the Bankruptcy Code.

J. The Purchase Agreement was negotiated, proposed and entered into by Debtors and Buyer without collusion, in good faith and from arm's length bargaining positions. Buyer is not an "insider" of Debtors, as that term is defined in Bankruptcy Code section 101. Debtors and Buyer have not engaged in any conduct that would cause or permit the Purchase Agreement to be avoided under Bankruptcy Code section 363(n).

K. The consideration to be provided by Buyer pursuant to the Purchase Agreement: (i) is fair and reasonable; (ii) is the highest or otherwise best offer for the Purchased Assets; and (iii) constitutes reasonably equivalent value and fair consideration.

L. The consummation of the Transaction (the "Closing") pursuant to the Purchase Agreement will be a legal, valid, and effective transfer of the Purchased Assets to Buyer, and vests or will vest Buyer with all right, title, and interest in and to the Purchased Assets free and clear of all Liabilities in accordance with section 363(f) of the Bankruptcy Code because one or more of the standards set forth in sections 363(f)(1)-(5) of the Bankruptcy Code have been satisfied. All parties with Liabilities against the Purchased Assets, if any, who did not object to the Motion and the relief requested therein, or who withdrew their objections to the Motion, are deemed to have consented pursuant to section 363(f)(2) of the Bankruptcy Code.

M. The Purchase Agreement is a valid and binding contract between Debtors and Buyer, which is and shall be enforceable according to its terms.

N. Notice of the Motion has been provided to each non-debtor party to an Assigned Contract together with a statement from Debtors with respect to the amount, if any, to be paid by Debtors to such non-debtor party to cure any defaults under, and to otherwise comply with the requirements of section 365(b) of the Bankruptcy Code with respect to the Assigned Contract to which such non-debtor is party (the "Cure Amounts"). As to each Assigned Contract, payment of the Cure Amount as determined in accordance with the procedures provided in the Bidding Procedures Order (or as otherwise agreed to by the Debtors and the contracting party) will be sufficient for Debtors to comply fully with the requirements of section 365(b) of the Bankruptcy Code. In addition, the Buyer has provided adequate assurance of its ability to perform its obligations under each of the Assigned Contracts within the meaning of section 365(f) of the

Bankruptcy Code.

THEREFORE IT IS ORDERED, ADJUDGED AND DECREED THAT:

1. The Motion is granted and approved in all respects (other than with respect to matters already addressed by and approved under the Bidding Procedures Order and with respect to matters that are explicitly reflected in this Order).

2. The objection dated February 16, 2005, and any and all other objections filed by the Official Committee of Unsecured Creditors has been withdrawn and any other objections to the entry of this Sale Order or the relief granted herein and requested in the Motion that have not been withdrawn, waived or settled, and all reservations of rights included therein, hereby are denied and overruled and will not impair or otherwise affect the validity, finality or enforceability of this Sale Order.

Approval of the Purchase Agreement, Transaction and Ancillary Agreements

3. The Purchase Agreement and the Transaction are hereby authorized and approved.

4. Pursuant to Bankruptcy Code sections 363(b) and (f) and 365(b), Debtors are authorized, empowered and, subject to the terms of the Purchase Agreement directed to consummate the Transaction, pursuant to and in accordance with the terms and conditions of the Purchase Agreement.

5. Debtors are authorized, empowered and, subject to the terms of the Purchase Agreement directed to execute, deliver and perform under the Purchase Agreement and to take all further actions as may be reasonably requested by Buyer for the purpose of consummating the Transaction as may be necessary or appropriate to the performance of the obligations contemplated by the Purchase Agreement.

6. Pursuant to Bankruptcy Code sections 105(a) and 363(f) and 365(b), upon Closing, (i) the Purchased Assets shall be transferred to Buyer free and clear of all Liabilities (including, without limitation, those in favor of the SBA, Argosy, Alliance and Wachovia all as hereinafter defined) against such assets in accordance with section 363(f) of the Bankruptcy Code, with any such Liabilities to attach to the net proceeds of the Transaction, in the order of their priority, with the same validity, force and effect which they now have against the Purchased Assets, subject to any rights, claims and defenses Debtors and all interested parties may possess with respect thereto and (ii) each of the Assigned Contracts shall be deemed assumed by Debtors and assigned to Buyer on the Closing Date as provided in, and contemplated and required by, the Purchase Agreement.

7. The transfer of the Purchased Assets to Buyer pursuant to the Purchase Agreement constitutes a legal, valid and effective transfer of the Purchased Assets and shall vest Buyer with all right, title and interest in and to the Purchased Assets, free and clear of all Liabilities.

8. This Sale Order is and shall be effective as a determination that all Liabilities shall be and are without further action by any person or entity released with respect to the Purchased Assets as of Closing.

9. The Assigned Contracts shall be transferred and assigned to, and following the Closing of the Sale, shall remain in full force and effect for the benefit of the Buyer, notwithstanding any provision in any such Assigned Contract (including those of the type described in sections 365(b)(2) and 365(f) of the Bankruptcy Code) that prohibits, restricts or conditions such assignment or transfer and, pursuant to section 365(k) of the Bankruptcy Code, the Debtors shall be relieved from any further liability with respect to the Assigned Contracts

*All matters (including the objection of Landlord) regarding the Debtors' lease in Paulsboro, New Jersey are preserved and continued until the Landlord Hearing.

after such assumption by the Debtors and assignment and sale to the Buyer at Closing; (b) each Assigned Contract is an executory contract or unexpired lease under section 365 of the Bankruptcy Code at the Closing; (c) the Debtors may assume each of the Assigned Contracts in accordance with section 365 of the Bankruptcy Code at the Closing; (d) the Debtors may assign and sell each Assigned Contract in accordance with sections 363 and 365 of the Bankruptcy Code, and any provisions in any Assigned Contract that prohibit or condition the assignment of such Assigned Contract constitute unenforceable anti-assignment provisions, which are void and of no force and effect; (e) all other requirements and conditions under sections 363 and 365 of the Bankruptcy Code for the assumption by the Debtors and sale and assignment to the Buyer of each Assigned Contract have been satisfied; (f) upon Closing, in accordance with sections 363 and 365 of the Bankruptcy Code, the Buyer shall be fully and irrevocably vested in all right, title and interest of each Assigned Contract. *

10. All defaults or other obligations of the Debtors under the Assigned Contracts arising or accruing on or prior to the Closing (without giving effect to any acceleration clauses or any default provisions of the kind specified in section 365(b)(2) of the Bankruptcy Code) shall be cured by the Debtors in accordance with terms of the Purchase Agreement, the Bidding Procedures Order, and this Sale Order, and the Buyer shall have no liability or obligation arising or accruing prior to the Closing Date under the Assigned Contracts.

11. The validity of the assumption, assignment and sale of the Assigned Contracts which shall in all events be effective as of the Closing Date, shall not be affected by the pendency or resolution of any dispute between the Debtors and any non-debtor party to an Assigned Contract.

* The assumption and assignment of the lease for the Debtors' Las Vegas location will be effective ~~location~~ as of the entry of a subsequent Order of this Court after a hearing on March 11, 2005 at 2:00 p.m. ("Landlord Hearing") or, in the alternative, as of the Closing Date if the Debtors, the Buyer and the Landlord agree to the assumption and assignment prior to such hearing.

112249.01600/21342718v7

12. The failure of the Debtors or the Buyer to enforce at any time one or more terms or conditions of any Assigned Contract shall not be a waiver of such terms or conditions, or of the Debtors' and the Buyer's rights to enforce every term and condition of the Assigned Contracts.

13. The Debtors are authorized and directed to timely perform all of their obligations under the Assigned Contracts through the date of Closing and to make provision for payment of all outstanding defaults under the Assigned Contracts (including the Cure in accordance with the provisions of the Bidding Procedures Order) through the Closing. No amount payable (including the Cure) with respect to the pre-Closing period shall be payable by Buyer (except as expressly set forth in the Purchase Agreement). The Debtors shall serve all non-debtor parties to Assigned Contracts with notice (and file a copy of the same with this Court) of the Closing and such third parties shall have thirty (30) days thereafter to file a motion with this Court requesting payment of any alleged unpaid administrative claims under 11 U.S.C. § 503(b)(1) that arise after the Cure Effective Date (as defined in the Bidding Procedures Order, hereinafter, "Additional Cures"). The Debtors shall attempt to resolve any disputes regarding the Additional Cures and in the event such disputes cannot be resolved, then either party may request a hearing with this Court. Notwithstanding the foregoing, the pendency or resolution of any such dispute between the Debtors and a non-debtor party to an Assigned Contract shall not affect the assumption, assignment and sale to the Buyer of such Assigned Contract at Closing which shall in all events be effective as of the Closing Date.

14. Notwithstanding the terms of paragraph 10 of the Bidding Procedures Order entered by this Court on January 31, 2005 (Docket No. 75), the Debtors may, in

consultation with or at the direction of the Buyer, withdraw the request to assume and assign any Assigned Contracts at any time on or before March 11, 2005.

Additional Provisions

15. The consideration provided by Buyer for the Purchased Assets under the Purchase Agreement is fair and reasonable and may not be avoided under Bankruptcy Code section 363(n).

16. The Transaction is undertaken by Buyer in good faith, as that term is used in Bankruptcy Code section 363(m) and, accordingly, the reversal or modification on appeal of the authorization provided herein to consummate the Transaction shall not affect the validity of the sale of the Purchased Assets to Buyer, unless such authorization is duly stayed pending such appeal. Buyer is a good faith purchaser of the Purchased Assets and is entitled to all of the benefits and protections afforded by Bankruptcy Code section 363(m).

17. This Court retains jurisdiction to:

(a) Interpret, implement and enforce the terms and provisions of this Order and the terms of the Purchase Agreement, all amendments thereto and any waivers and consents thereunder and of each of the agreements executed in connection therewith to which Debtors are a party or which has been assigned by Debtors to Buyer;

(b) Protect Buyer or any of the Assigned Contracts, or Purchased Assets against any of the Liabilities, as provided herein, including to enjoin the commencement or continuation of any action seeking to impose successor liability;

(c) Enter orders in aid or furtherance of the Sale;

(d) Compel delivery of all Purchased Assets to Buyer;

(e) Adjudicate any and all remaining issues concerning Debtors' right and authority to assume and assign the Assigned Contracts and the rights and obligations of Buyer with respect to such assignment and the existence of any default (including any cure amounts) under any such Assigned Contract;

(f) Adjudicate all issues concerning (alleged) pre-closing Liabilities, and any other (alleged) interest(s) in and to the Purchased Assets, including the extent, validity, enforceability, priority and nature of all such (alleged) Liabilities; and

(g) Adjudicate any and all issues and/or disputes relating to Debtors and title or interest in the Purchased Assets and the proceeds, the Sale Motion and/or the Purchase Agreement and any amendments thereto.

18. If any person or entity that has filed documents or agreements evidencing Liabilities against the Purchased Assets shall not have delivered to Debtors and Buyer prior to Closing, in proper form for filing and executed by the appropriate parties, releases of all such Liabilities which the person or entity has with respect to the Purchased Assets, then: (i) Debtors hereby are authorized to execute and file such statements, instruments, releases and other documents on behalf of the person or entity with respect to the Purchased Assets; and (ii) Buyer is hereby authorized to file, register or otherwise record a certified copy of this Sale Order, which, once filed, registered or otherwise recorded, shall constitute conclusive evidence of the release of all Liabilities or other interests in the Purchased Assets as of Closing, of any kind or nature whatsoever.

19. The terms and provisions of the Purchase Agreement and this Sale Order shall be binding in all respects upon, and shall inure to the benefit of, Debtors, Buyer and their respective affiliates, successors and assigns, and any affected Third Parties, notwithstanding any subsequent appointment of any trustee(s) under any chapter of the Bankruptcy Code or conversion of this case to a case under chapter 7, as to which trustee(s) such terms and provisions likewise shall be binding.

20. The Purchase Agreement and any related agreements, documents or other instruments may be modified, amended or supplemented by the parties thereto, in a writing signed by such parties, and in accordance with the terms thereof, without further order of the

Court, provided that any such modification, amendment or supplement does not have a material adverse effect on Debtors' estates.

21. The failure specifically to include any particular provisions of the Purchase Agreement in this Sale Order shall not diminish or impair the effectiveness of such provisions, it being the intent of the Court that the Purchase Agreement be authorized and approved in its entirety.

22. To the extent of any inconsistency between the provisions of the Purchase Agreement, any documents executed in connection therewith, and this Sale Order, the provisions contained in the Purchase Agreement (except as specifically modified by this Sale Order) shall govern.

23. Notwithstanding the provisions of Bankruptcy Rule 6004(g) and 6006(d), this Sale Order shall not be stayed for ten (10) days after the entry hereof, but shall be effective and enforceable immediately upon issuance hereof.

24. Any amounts payable (including, without limitation, any amount payable in connection with a breach) by Debtors pursuant to the Purchase Agreement or any of the other documents delivered by Debtors pursuant to or in connection with any of the foregoing) shall: (i) constitute administrative superpriority expenses of Debtors' estate pursuant to Bankruptcy Code sections 503(b), 507(a)(1) and 507(b); and (ii) be paid by Debtors in the time and manner provided in the Purchase Agreement or such other document, as the case may be, without further order of this Court.

25. Nothing contained in any future chapter 11 plan confirmed in this chapter 11 case or any Order of this Court confirming such plan or any other order entered in this chapter

11 case shall conflict with or derogate from the provisions of the Purchase Agreement (to the extent modified by this Order) or the terms of this Order.

26. Buyer, Argosy, Alliance (as defined in the Bidding Procedures Order and Motion), David S. Sudjian ("Sudjian") and Harold Jensen ("Jensen") shall collectively increase (as allocated by such parties as follows: (a) $50,000.00 from Buyer, (b) $12,500 from Argosy and Alliance and (c) $37,500 from Jensen and Sudjian) the Claims Allowance (as defined in Section 3.1 of the Purchase Agreement) by $100,000 (the "Additional Distribution"). Buyer agrees that notwithstanding anything to the contrary contained in the Purchase Agreement, the definition of Claims Allowance as set forth in Section 3.1 of the Purchase Agreement is hereby modified to mean the sum of $150,000.

27. In consideration of providing a portion of the Additional Distribution to the Debtors' unsecured creditors, Sudjian and Jensen shall be deemed released (as of the Closing Date) from all claims, actions, causes of action, suits, debts, dues, sums of money, accounts, covenants, contracts, agreements, damages and demands whatsoever, in law, or at equity, which the Debtors and their estates or the Official Committee of Unsecured Creditors presently have or ever had against Sudjian and Jensen; provided however that Sudjian and Jensen shall not be released from potential avoidance actions or claims under sections 544, 547, 548, and 550 of the Bankruptcy Code (the "Avoidance Claims"), which claims (if any) are preserved in favor of the Debtors' estates (and Jensen and Sudjian reserve any and all rights and defenses to such claims). As further consideration to the Debtors' unsecured creditors, Sudjian and Jensen agree that (as of the Closing Date), each shall be deemed to have waived any and all pre-Petition claims that they may have against the Debtors; provided however that in the event Avoidance Claims are pursued against Sudjian and Jensen, then (i) Jensen shall have the right to utilize his previously waived

claims in the amount of $47,650.04 ("Jensen Claims") in connection with his defense of the Avoidance Claims (without prejudice to the Debtors' or Committee's rights to object to the Jensen Claims), and (ii) if any Avoidance Claims are asserted against Sudjian or Jensen, then each shall have the right to file an unsecured claim in the amount of any judgment or settlement which is entered or agreed upon in connection with any Avoidance Claims.

28. Buyer, Alliance, and Argosy waive any claims (deficiency or otherwise), including without limitation, arising from or relating to the Argosy and Alliance Obligations (all such terms as defined in the Bidding Procedures Order and Motion); provided however, that nothing contained herein shall impair or affect all of Buyer's rights and remedies under the Purchase Agreement all of which are specifically reserved.

29. At Closing, Seller's counsel, Blank Rome LLP ("Blank Rome") shall escrow (in a non-interest bearing escrow account) the Carve-Out (the sum of $100,000) and Claims Allowance (the sum of $150,000) (all as defined in Section 3.1 of the Purchase Agreement, as modified herein). Blank Rome may disburse from the Carve-Out all funds (without further Order of the Court) necessary to pay the amounts contemplated by Section 3.1 of the Purchase Agreement when due and as permitted under the Administrative Order pursuant to 11 U.S.C. §§ 105(a) and 331 and General Order Adopting Guidelines dated March 31, 2003 Establishing Procedures for Interim Compensation and Reimbursement of Expenses for Professionals dated February 14, 2005 (Docket No. 106). Any amounts remaining from the Carve-Out, after allowance of all interim and final fee applications shall be added to the Claims Allowance. The Claims Allowance shall be held pending further Order of the Court, disposition as contemplated by any plan of liquidation or turned over to any Chapter 7 trustee upon their appointment in the event the case is converted to Chapter 7.

30. The Debtors are authorized to assume and assign that certain loan transaction (the "SBA Loan") by and between Debtors and the Small Business Administration (the "SBA") to the Buyer. Upon the execution of a guaranty of the Buyer's obligations under the SBA Loan by Buyer's parent, all pre-petition guaranties under the SBA Loan are hereby discharged and shall have no further force or effect (and the SBA shall promptly execute and deliver such documents as may be reasonably requested to evidence the same). Buyer is also authorized to assume and assign the loan agreements with Argosy Investment Partners II, L.P. and Alliance Mezzanine Investors, L.P. (collectively "Argosy and Alliance Obligations") under the terms and conditions of the agreements between Argosy, Alliance and Buyer. The Liabilities in favor of Wachovia Bank, National Association ("Wachovia") shall be satisfied at the Closing in accordance with the provisions of the Order (i) Extending Debtors' Use of Cash Collateral pursuant to 11 U.S.C. § 363(c)(2), (ii) Extending Post-Petition Borrowings Under 11 U.S.C. § 364(c); (iii) Granting Wachovia Bank, National Association Senior Post-Petition Liens; (iv) Scheduling Hearing Date; and (v) Granting Other Related Relief entered on March 4, 2005.

31. Except as set forth herein, the Purchase Agreement shall remain in full force and effect.

END OF ORDER